December 18, 2024

Sandra Beaver
Chief Financial Officer
Evolus, Inc.
520 Newport Center Dr.
Suite 1200
Newport Beach, CA 92660

       Re: Evolus, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-38381
Dear Sandra Beaver:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences